

Reinventing remittances |

Francisco Martin Toro · 3rd
Co-Founder at Coco (Hiring) (YC S19)
Barcelona, Catalonia, Spain · **Contact info**

500+ connections

 Coco Mercado

Universidad 'Santa María'

Experience



CoFounder CMO
Coco Mercado
Jan 2019 – Present · 2 yrs 10 mos
Bahía de San Francisco y alrededores, Estados Unidos

Coco (Y Combinator S19) is an e-commerce SaaS provider for retailers in LATAM

  

Entrepreneur
Y Combinator
May 2019 – Aug 2019 · 4 mos
Bahía de San Francisco y alrededores, Estados Unidos

Co Founder
Globalpeak crypto exchange
Mar 2017 – Aug 2019 · 2 yrs 6 mos
Barcelona, Cataluña, España

Casa de cambio online para compra y ventas de criptomonedas

Education



Universidad 'Santa María'
Licenciatura, Comunicación empresarial
2009 – 2014



Y Combinator
S19, Grocery Delivery as remittance, COCO Market
2019 – 2019